[redacted]

09056218

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 3 2009
503

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wien & Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street
(No. and Street)

New York (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Labell 212-850-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) NY (State) 10017-4696 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Mark Labell~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wien & Malkin Securities Corp., as of ~~December 31~~, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAY MILLER
Notary Public, State of New York
No. 01MI6133420
Qualified in Nassau County
Commission Expires September 19, 2009

Signature

~~Executive Vice President,~~ Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIEN & MALKIN SECURITIES CORP.

Financial Statements

December 31, 2008

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

SEC Mail
Mail Processing
Section
MAR 03 2009
Washington, DC
106

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wien & Malkin Securities Corporation
New York, New York

We have audited the accompanying balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wien & Malkin Securities Corp. at December 31, 2008 and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 12, 2009

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

WIEN & MALKIN SECURITIES CORP.

Balance Sheet

December 31, 2008

ASSETS

Cash and cash equivalents	$ 447,851	
Investment in NASD shares	480,362	
Prepaid taxes	24,096	
Furniture and improvements (at cost, less accumulated depreciation of $11,298)	8,803	
TOTAL ASSETS		$ 961,112

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and taxes	$ 68,293	
Deferred tax liability	3,780	
		$ 72,073
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares	13	
Additional paid-in-capital	1,280,350	
Accumulated deficit	(372,390)	
	907,973	
Less treasury stock (at cost), 531 shares	(18,934)	
TOTAL STOCKHOLDERS' EQUITY		889,039
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 961,112

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP

Statement of Operations

For the Year Ended December 31, 2008

INCOME		
Syndication fees	$ 1,700,230	
Interest and dividend income	7,807	
Total Income		$ 1,708,037
EXPENSES		
Professional and consulting fees	301,113	
Wages and employee related costs	351,868	
Regulatory fees	14,107	
Accounting fees	19,950	
Promotion and marketing	144,912	
Rent and utilities	27,995	
Office expense	79,492	
Depreciation and amortization	3,020	
Total Expenses		942,457
NET INCOME BEFORE UNREALIZED LOSSES AND INCOME TAX EXPENSE		765,580
Unrealized loss on NASD shares		481,724
NET INCOME BEFORE INCOME TAX EXPENSE		283,856
Income tax expense		16,006
NET INCOME		$ 267,850
NET INCOME PER SHARE		$ 360
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2008

	TOTAL STOCKHOLDERS' EQUITY	COMMON STOCK	ADDITIONAL PAID- IN- CAPITAL	ACCUMULATED SURPLUS/ (DEFICIT)	TREASURY STOCK
BALANCE, JANUARY 1, 2008	$ 1,071,189	$ 13	$ 1,130,350	$ (40,240)	$ (18,934)
Net income	267,850	-	-	267,850	-
Stockholders' contributions	150,000	-	150,000	-	-
Stockholders' distributions	(600,000)	-	-	(600,000)	-
BALANCE, DECEMBER 31, 2008	$ 889,039	$ 13	$ 1,280,350	$ (372,390)	$ (18,934)

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 267,850	
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	3,020	
Unrealized loss on NASD shares	481,724	
Increase in cash flows due to changes in operating assets and liabilities		
Due from affiliates	6,560	
Prepaid taxes	10,822	
Accrued expenses and taxes	46,319	
Deferred tax asset/liability	5,184	
Net cash provided by operating activities		$ 821,479
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(10,258)	
Net cash used in investing activities		(10,258)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholders' contributions	150,000	
Stockholders' distributions	(600,000)	
Net cash used in financing activities		(450,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		361,221
Cash and Cash Equivalents, January 1, 2008		86,630
Cash and Cash Equivalents, December 31, 2008		$ 447,851

Supplemental Disclosure of Cash Flow Information:	
Taxes paid during the year	$ 21,190

See independent auditors' report and notes to financial statements.

NOTE 1: NATURE OF BUSINESS

Wien & Malkin Securities Corp. (the Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures affiliated with the Corporation's shareholders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Federal and New York State income taxes have not been provided because the shareholders have elected to have the Corporation treated as a S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. State S Corporation and local income taxes have been provided for.

In accordance with FASB Staff position ("FSP") FIN 48-3, the Corporation has elected to defer its application until its required effective date, which is for fiscal years beginning after December 15, 2008.

Prior to the application of FIN 48, the Corporation would have provided a liability for income taxes relating to an uncertain tax position if one had been required using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would have been provided for uncertain tax positions to the extent that it is probable that the related liability will successfully be asserted by the tax authorities and result in a liability to the Corporation itself. No such corporate level liabilities have been provided.

Depreciation
The Corporation computes depreciation over a period of 5 to 10 years. Depreciation has been computed using the Modified Accelerated Cost Recovery System (MACRS) and the straight-line method where applicable.

Promotion and Marketing Costs
Promotional and marketing costs are expensed as incurred.

Cash Equivalents
Cash equivalents consist of amounts held in a money market mutual fund.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB approved Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157," which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities for nonpublic companies. The Corporation has adopted the portion of SFAS 157 that has not been delayed as of January 1, 2008 and plans to adopt the balance of its provisions as of its fiscal year beginning on January 1, 2009.

On January 1, 2008, the Corporation adopted the methods of fair value as described in SFAS 157 to value those financial assets and liabilities that are reported or disclosed at fair value. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 5.

NOTE 3: RELATED PARTY TRANSACTIONS

Through December 31, 2008, Peter L. and Anthony E. Malkin are the sole shareholders of the Corporation owning, respectively, 70% and 30% of the outstanding shares. (See Note 8, Subsequent Events.)

Peter L. Malkin is Chairman of Wien & Malkin LLC which provides or obtains services for the Corporation. Anthony E. Malkin is President of Wien & Malkin LLC.

The Corporation incurred fees and disbursements to Wien & Malkin LLC for the year ended December 31, 2008 in the amount of $263,720.

In 2008, the Corporation earned syndication fees of $1,700,230 for acting as placement agent in connection with the syndication of Wien & Malkin Strategic Capital V L.P.

NOTE 4: NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Corporation had net capital of $779,023, which was $774,023 in excess of minimum net capital required of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was .09 to 1.

NOTE 5: FAIR VALUE MEASUREMENTS

The fair value hierarchy defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 Inputs.

In determining fair value, the Corporation utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk (or other parties such as Counterparty in a swap) in its assessment of fair value.

The Corporation reports its investments in NASD shares at fair market value, with unrealized gain or loss included in the attached statement of operations. Based on the criteria stated above, these shares have been categorized as Level 1.

NOTE 6: INCOME TAX EXPENSE

The income tax expense is comprised of New York City income tax attributable to:

Current year's tax provision	$ 10,822
2008 deferred expense	5,184
	$ 16,006

NOTE 7: CONCENTRATION OF CREDIT RISK

At December 31, 2008, the Corporation maintained cash balances in bank accounts and a balance of $442,129 in a single money market mutual fund. The bank accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The money market fund extended its participation to April 30, 2009 in the Temporary Guarantee Program for Money Market Funds established by the U.S. Treasury Department under which the U.S. Treasury guarantees that investors receive $1 for each money market fund share held up to the amount held as of September 19, 2008 (172,435 shares.)

$269,694, representing the December 31, 2008 amount in excess of the September 19, 2008 money market account balance, is not guaranteed.

NOTE 8: SUBSEQUENT EVENTS

On January 1, 2009, the PLM 1999 Family Trust (The Purchaser) purchased 6,930 shares of Class B Nonvoting Common Stock of the Corporation from shareholder Peter L. Malkin. These shares represent 69.3% of the Corporation's outstanding Common Stock (including Class A Voting Common Stock and Class B Nonvoting Common Stock.) The shares were purchased for $381,214, their fair market value as of January 1, 2009. The Purchaser issued a promissory note for the purchase price.

WIEN & MALKIN SECURITIES CORP.

Schedule Of Computation Of Net Capital
Under Rule 15c3-1 Of The Securities And Exchange Commission

December 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 889,039
Less: 15% of investment in NASD shares	$ 72,054	
Furniture and improvements net of accumulated depreciation	8,803	
2% of Money Market accounts	8,843	
Prepaid taxes	24,096	
		113,796
		775,243
Add: Deferred tax liability		3,780
NET CAPITAL UNDER RULE 15c3-3		$ 779,023
AGGREGATE INDEBTEDNESS		$ 68,293

COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital requirement @ 15% (SEC)	$ 3,296
Net capital requirement @ 10% (FINRA)	2,197
Excess of net capital over minimum capital required	774,023
Excess of net capital @15% (SEC)	775,727
Excess of net capital @10% (FINRA)	776,826
RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL	.09

No material difference exists between the Corporation's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2008.

The Corporation is exempt from the provisions of SEC Rule 15c3-3 pursuant to section k2i of Rule 15c3-3.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 (G) (1)

TO: The Board of Directors of Wien & Malkin Securities Corp.

In planning and performing our audit of the financial statements of Wien & Malkin Securities Corp. (The Corporation) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, the following areas of testing are not applicable:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 (G) (1)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, and defined above.

We understand that practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2008, and meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, stockholders, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 12, 2009